EXHIBIT 4.14

World Gaming
33 St. James's Square
London, UK.
SW1Y 4JS                      www.worldgaming.com


DATE:    01 August, 2002

TO:      Simon Coulthard

FROM:    Lucette James-Wint, Director of Human Resources

CC:      David Craven, Chief Executive Officer

RE:      Offer of Employment
________________________________________________________________________________

Dear Simon:

World Gaming Plc. is pleased to confirm the offer extended to you to join the Company in the position of Group Finance Director reporting directly to David Craven, CEO, beginning 02 September, 2002. This letter will serve to confirm our understanding of your acceptance of this position.

COMPENSATION

Your compensation package includes the following:

         1. Annual Base Salary of 75,000 UK sterling, to be paid monthly, subject to normal withholdings.

         2. Performance Bonus of up to seventy five (75%) percent of your Annual Base Salary.

         3. 10% Allowance in lieu of company benefits until such time as the company has put a pension plan and benefit system in place in our London office.

         4.       Annual paid Vacation of twenty-five (25) working days.

         5.       Vehicle Allowance of 600 UK sterling to be paid monthly.

         6. A share option package will be agreed upon with you before the end of the probationary period, subject to Board approval.

         7. All expenses incurred for the fulfillment of job related duties.

PROBATIONARY PERIOD

Will be for the initial three (3) months of employment.

LOCATION

Unless otherwise agreed to between the Company and the Director of Finance, this position will be based out of the London office of World Gaming Plc. This position will also require extensive travel between the company's offices globally.

CONFIDENTIALITY AND NON-DISCLOSURE

As a condition of employment, you will be required to sign an Employee Confidentiality Agreement. Please find the agreement attached.

TERMINATION

This agreement may be terminated at any time during the probationary period by giving twenty-eight (28) days notice. On the successful completion of the probationary period, this agreement may be terminated by either party, giving three months notice in writing (or salary continuation for three months in lieu of notice)

ACCEPTANCE

To indicate your acceptance of this offer, please sign below. This letter sets forth the terms of your employment with World Gaming Plc. and supersedes any prior representations or agreements, whether written or oral. This letter may only be modified by a written agreement signed by you and the Chief Executive Officer of World Gaming Plc.

Welcome to World Gaming, Simon. We hope you agree that you have a great contribution to make to the industry by way of World Gaming, and that you will find working here a rewarding experience. We look forward to the opportunity of working with you to create a successful company, and we are confident that your employment with World Gaming Plc will prove mutually beneficial.

Sincerely,



David Craven,
Chief Executive Officer

Cc Lucette James-Wint
Director of Human Resources

Cc the Compensation Committee
World Gaming BOD

Agreed to and Accepted by:


___________________________             _____________________
Simon Coulthard                                  Date